Mail Stop 4561

May 5, 2010

Mr. Ayukurt Farah
Chief Executive Officer and Chief Financial Officer
Global Ink Supply Co.
Grand Central
100 Park Avenue Suite 1600
New York, NY 10017

> **Re: Global Ink Supply Co.**
> **Form 8-K**
> **Filed April 30, 2010**
> **File No. 000-52630**

Dear Mr. Farah:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on April 30, 2010

1.   We note that your Form 8-K filed on April 30, 2010, is designated as an Item 4.01 in your EDGAR submission. However, your filing also includes Item 4.02 disclosure. Please correct your submission to also designate your filing as Item 4.02.

2.   We note your disclosure that the interim consolidated financial statements included in your Form 10-Q for the quarterly period ended February 28, 2010

were not reviewed by your independent registered public accounting firm. If the review of your Form 10-Q was not performed by a registered public accounting firm, the Form 10-Q is considered substantially deficient and not timely filed. Therefore, the Company must amend the applicable Form 10-Q immediately to include the following disclosures:

- Identify the report as deficient;
- Label the columns of the financial statements as "not reviewed"; and
- Describe how the registrant will remedy the deficiency.

When the review is completed by a registered accounting firm, the registrant must file an amendment to remove the references to the deficiency and the financial statements as "not reviewed."

* * * * * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant